Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Wright Medical Group, Inc.:
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the Wright Medical Group, Inc. Amended and Restated 2009 Equity Incentive Plan of our reports dated February 22, 2010, with respect to the consolidated balance sheets of Wright Medical Group, Inc. as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of Wright Medical Group, Inc.
(signed) KPMG LLP
Memphis, Tennessee
June 22, 2010